Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 25, 2005, except for the first paragraph of Note 1 and Note 16 as to which the date is September 24, 2007, accompanying the consolidated statements of income, changes in retained earnings and comprehensive income, and cash flows of Meridian Interstate Bancorp, Inc., successor, following a 2006 corporate reorganization, to Meridian Financial Services, Incorporated as the direct holding company for East Boston Savings Bank contained in the Prospectus constituting a part of the Registration Statement on Form S-1. We consent to the use of the aforementioned report in the Registration Statement, and to the use of our name as it appears under the caption “Experts”.

/s/ GRANT THORNTON LLP

Boston, Massachusetts
September 26, 2007